UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Onyx Pharmaceuticals, Inc.

(Name of Subject Company)

Onyx Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

683399109

(CUSIP Number of Class of Securities)

N. Anthony Coles

President and Chief Executive Officer

Onyx Pharmaceuticals, Inc.

249 East Grand Avenue

South San Francisco, California 94080

(650) 266-0000

With copies to:

Stuart M. Cable

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 25, 2013, N. Anthony Coles, Chairman and Chief Executive Officer of Onyx Pharmaceuticals, Inc. (“Onyx”), provided the following communication to Onyx employees:

Dear Colleagues,

Today is an important day in our history. A few minutes ago, we announced that Onyx entered into an agreement to be acquired by Amgen for $125 per share. This more than $10 billion transaction is a testament to the value you have created through your dedication and unwavering commitment to the company; value that translates directly into thousands of cancer patients’ lives being transformed by our therapies.

Amgen shares our dedication to innovative patient therapies, and we are pleased about the benefits and opportunities that will come from being part of a significantly larger, global organization. Amgen is committed to the continued development of our clinical pipeline, and Amgen’s experience in oncology development and market access will expand the potential for our therapies to reach more patients around the world.

Most importantly, Amgen recognizes that our success – with multiple approved therapies and a promising pipeline that address difficult-to-treat cancers – is the result of your ideas, hard work and collaboration. These attributes will continue to propel us forward in the new organization.

What to Expect in the Coming Weeks

It is important to remember that while today’s news is another step in the process, it is not the final step. The transaction is currently expected to be completed in the fourth quarter, though that timing can change based on input and/or requests from regulatory authorities. Until the transaction closes, Onyx and Amgen will work closely together on plans for the new combined company, but will continue to operate independently.

I understand that this represents significant change, not only for our company, but for each of you individually. The uncertainty and potential disruption to our daily routine is likely to weigh on each of you differently, so I would like to ask everyone to take the time to listen to and support one another. It is very important to me that all employees know that I, along with the Onyx Board, the leadership team, and our new colleagues at Amgen are working together to do what we believe is in the best interests of all of the company’s stakeholders, including employees.

I ask that you join me in embracing this change and keep your focus on our most important work – ensuring that we deliver on our promise to help as many patients as possible with our therapies. Our business may be changing, but their fight remains the same.

Town Hall Meeting

We are committed to keeping you informed throughout this process. To that end, we invite you to join us for an all-employee Town Hall meeting Monday from 10:00-11:00 a.m. PT. The session will take place in the 259 All Hands room or via webcast. Due to the sensitive information that will be shared during the Town Hall, we will not be providing an archived version for replay. Further details about the call will be sent out in a meeting invitation today. At the meeting, you will have an opportunity to ask questions and we will do our best to make sure we answer as best we can. As always, please feel free to reach out to a member of the Executive Team, should you have any questions. Of course, the information provided is contingent on the successful closing of the deal.

In the coming days and weeks, our management team will be focused on ensuring our stakeholders, including patients, employees, providers, partners, vendors and suppliers understand what this new endeavor will mean for them.

Each of you should be extremely proud of the remarkable company that we have built. Thank you for your continued commitment to Onyx and all the patients and families that we serve.

I look forward to talking with you more about this milestone for our company at tomorrow’s Town Hall meeting.

Sincerely,

Tony

Note: Remember, should you get calls from the media, investors or anyone else seeking information about this matter, please direct all inquiries to:

Media	Investors
Lori Melançon	Amy Figueroa
Senior Director, Corporate Communications	Senior Director, Investor Relations
650-266-2394	650-266-2398

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Onyx or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Amgen and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Onyx. The offer to purchase shares of Onyx common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Amgen and Arena Acquisition Company, a wholly owned subsidiary of Amgen, and the Solicitation/Recommendation Statement will be filed with the SEC by Onyx. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Onyx’s filings with the SEC may be obtained free of charge at the “Investors” section of Onyx’s website at www.onyx.com.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Onyx has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,”

“expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the Offer and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Onyx stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; Nexavar® (sorafenib) tablets, Kyprolis® (carfilzomib) for Injection and Stivarga® (regorafenib) tablets being the only approved products from which we may obtain revenue; competition; failures or delays in our clinical trials or the regulatory process; dependence on our collaborative relationship with Bayer; supply of Nexavar, Stivarga or Kyprolis; market acceptance and the rate of adoption of Nexavar, Stivarga and Kyprolis; pharmaceutical pricing and reimbursement pressures; serious adverse side effects, if they are associated with Nexavar, Stivarga or Kyprolis; government regulation; possible failure to realize the anticipated benefits of business acquisitions or strategic investments; protection of our intellectual property; and product liability risks; and other risks and uncertainties discussed in Onyx’s filings with the SEC, including the “Risk Factors” sections of Onyx’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Amgen and Arena Acquisition Corporation, a wholly owned subsidiary of Amgen, and the Solicitation/Recommendation Statement to be filed by Onyx. Onyx undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.